Room 4561

      October 5, 2005


Robert B. Turner
Merchandise Creations, Inc.
4704 Towne Square Drive, #2626
Plano, TX 75024

      RE:	Merchandise Creations, Inc.
   Amendment No. 2 to Registration Statement on
   Form SB-2
   Filed September 20, 2005
   File No. 333-124460

Dear Mr. Turner:

      We have reviewed your responses to the comments in our letter dated August 3, 2005 and have the following additional comments.

General
1. We note that changes to the last paragraph on page 3 were not disclosed in the copy marked to show changes that was submitted to the Commission via mail. Please advise if there were any other changes made that were not illustrated in the mailed version. In future filings, please also submit your redline versions via our EDGAR system pursuant to the requirements of Regulation S-T. Further, the copy of your registration statement filed on EDGAR does not appear to contain certain disclosures presented in the mailed version. For example, the EDGAR version contains the March 31, 2005 as opposed to the June 30, 2005 balances in the "Summary Financial Information" section and does not contain updates to your
"Management`s Discussion and Plan of Operation" section.   Ensure
that your next amendment contains all necessary updates and that your next response includes a marked version that corresponds with the amendment filed on EDGAR.
2. As a follow-up to the prior comment, it appears as if the amount reported in the mailed version for total stockholders` equity as of
June 30, 2005 is not correct.  Please revise accordingly.
3. We refer you to comments 1 and 2 of our letter dated August 3, 2005. We note from your response that you have not made attempts to list on the OTC Bulletin Board or engaged in the blue sky registration process. Please tell us where you intend to offer securities and discuss why you believe that blue sky registration is not required in those states.

Management`s Discussion and Plan of Operation

Plan of Operation, page 17
4. We note that prior to filing this amendment, you last amended your registration statement on July 12, 2005 and since then, do not appear to have made any updating changes to this section. Please revise to disclose whether you have taken any of the steps you discuss in this section, such as refining your internet presence or enhancing your marketing or merchandising activities. In this regard, we note that these activities were to take place irrespective of additional funding or the status of the offering, and that many of them were to take place "within the first six months after commencing operations."
As it appears that you commenced operations in December of 2004 when you entered into a merchandising agreement with Tommy Alverson, please revise to update this section accordingly. Additionally, please ensure that you update any other applicable information in your registration statement prior to filing your next amendment.

Exhibit 5.1
5. Please file a more recently dated legal opinion and ensure that the updated opinion is revised to reflect the date the original registration statement was filed instead of the date of the anticipated filing.

* * * * *

      You may contact Donald Wiland, Staff Accountant, at (202)
551-
3392 if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam Halper at (202) 551-3482 or Sara Kalin at (202) 551-
3454.  If you need further assistance, you may call me at (202)
551-
3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director




cc:	Via Facsimile
      Wendy E. Miller, Esq.
	2549B Eastbluff Drive #437
	Newport Beach, California 92660
	Telephone: (702) 265-5680
	Facsimile:  (949) 625-8885

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Robert B. Turner
Merchandise Creations, Inc.
October 5, 2005
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